             FOCUS UNIVERSAL

                       8275 S. Eastern Ave. Ste. 200-674

                           Las Vegas, NV 89123

U.S. Securities & Exchange Commission                                                                                March 3, 2014

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Mr. Larry Spirgel, Assistant Director

Re:        Focus Universal Inc.

              Registration Statement on Form S-1

              Filed February 10, 2014

              File No. 333-193087

Dear Mr. Spirgel:

Further to your letter dated February 19, 2014 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

 Our Officers, directors, consultants and advisors are involved in other businesses…, page 10

1. We note your response to comment 9 in our letter dated January 22, 2014. Please revise your disclosure to clarify what type of business Most Marketing, Inc. is and Ms. Popova’s relationship to that entity, and describe more fully the nature of her fiduciary duty to that company and the conflict with her duties to the registrant. Also please clarify what conflicts, actual or potential, exist with respect to your consultants and advisors.

We have provided the required disclosure.

2. Please revise to provide examples of potential “self-dealing” transactions that could possibly occur due to the overlapping businesses of the company and Most Marketing, Inc.

We are not aware of potential “self-dealing” transactions that could possibly occur due to the overlapping businesses of the company and Most Marketing. Focus Universal and Most Marketing have never worked together, had common clients or any contractual relationships. We do not have plans to work or enter in an agreement with Most Marketing in the future.

Liquidity, page 27

3. Please revise to disclose whether you expect to have sufficient funds to sustain your business for 12 months if you receive the minimum and maximum proceeds from the offering, respectively.

We have revised our disclosure as required.

Sincerely,

/s/ Tatyana Popova

Tatyana Popova

President